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                             November 15, 2023

       Sabir Saleem
       Chief Executive Officer, Chief Financial and Accounting Officer Free Flow, Inc.
       6269 Caledon Road
       King George, VA 22485

                                                        Re: Free Flow, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-54868

       Dear Sabir Saleem:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page 17

   1. Your auditors have included a going concern qualification in their audit report. Please obtain and file a new
audit report that is unqualified and meets the requirements in
                                                        PCAOB Auditing
Standards 2415 and 3101. Refer to SAB Topic 1.E.2.
 Sabir Saleem
FirstName
Free Flow, LastNameSabir   Saleem
           Inc.
Comapany 15,
November   NameFree
               2023 Flow, Inc.
November
Page 2     15, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services